Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  21 - 2008

OCTOBER 24, 2008
FOR IMMEDIATE RELEASE

NEW GOLD ZONE DISCOVERED 7.5 KILOMETRES EAST OF CASA BERARDI MINE

Aurizon Mines Ltd. (“Aurizon”) has been advised by Lake Shore Gold Corp (“Lake Shore”) of encouraging results from its Phase 1 drill program on a portion of Aurizon’s 100% owned Casa Berardi property, in north-western Quebec.

In late 2007 Aurizon granted Lake Shore an option to earn up to a 50% interest in a portion of the extensive Casa Berardi property by spending $5.0 million over five years with a firm commitment of $600,000 in the first year.  Lake Shore is the operator during the earn-in period.  The optioned portion of the Casa Berardi property lies to the east and west of Aurizon’s wholly-owned Casa Berardi mining operations, including the West Mine Complex and East Mine and Mill Complex.

“We are pleased with the results of the initial exploration program which confirms our belief in potential for new mineralized structures along the Casa Berardi trend”, said David Hall, President and CEO of Aurizon.

Lake Shore reports that:

The results of the program, which involved a total of 12 diamond drill holes, included the discovery of a new gold zone, with the best intercept being 13.03 grams per tonne gold over 6.45 metres within a broader intersection of 8.58 grams per tonne gold over 10.4 metres (“Hole CE-08-03”).  Hole CE-08-03 is the deepest mineralized intersection at a vertical depth of 247 metres and is located approximately 90 metres below a historic intercept of 11.11 grams per tonne over 2.24 metres.  The new intercept is open both at depth and laterally.

Highlights:

(CE-08-03)

319.10 – 329.50: 8.58 Au g/t over 10.4 metres

Including

321.90 – 328.35: 13.03 Au g/t over 6.45 metres

Including

326.90 – 327.55: 51.33 Au g/t over 0.65 metres

(CE-08-07)

253.60 – 256.00: 8.64 Au g/t over 2.4 metres

Including

254.40 – 255.45: 28.82 Au g/t over 0.65 metres

(CE-08-11)

297.15 – 300.25: 6.84 Au g/t over 3.1 metres

Including

298.00

- 298.30: 13.80 Au g/t over 0.3 metres

The new zone lies to the east of Aurizon’s Casa Berardi mining operations, and covers a total strike length of more than 500 metres from west to east.  Included within the new zone are three high-potential sub-zones (G-S Zone, G-Mid Zone and the G-N Zone), which trend approximately 260 degrees azimuth and dip moderately south (i.e. 60-75 degrees).  Better mineralization displayed increased wall rock alteration and increased sulphides, with some quartz and sulphide stringers at a shallow angle to the core axis, an occurrence also noted at Aurizon’s Casa Berardi mine.

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

HOLE NUMBER	From (m)	To (m)	Core Length (m)	Gold (grams/Tonne)	Zone
CE-08-01	197.30	198.85	1.55	3.35	G-S Zone with visible gold in 2 of 3 samples
	292.20	295.00	2.80	4.22	(G-N) stringers in fold
Incl	292.20	292.70	0.50	14.13	Increased stringers
CE-08-02	120.20	121.80	1.60	1.03	G-Mid related stringers
	149.50	151.40	1.90	1.20	G-N Zone
	153.50	155.40	2.10	1.64	G-N Zone related stringers
	383.00	384.75	1.75	1.30	Minor stringers & pyrite
CE-08-03	319.10	329.50	10.40	8.58	G-N Zone
Incl	321.90	328.35	6.45	13.03	G-N Zone
Incl	326.90	327.55	0.65	51.33	Highest gold assay
CE-08-04	No material values
CE-08-05	107.00	108.80	1.80	1.44	G-Mid Zone
	154.00	157.35	3.35	4.14	G-N Zone
Incl	155.65	157.35	1.70	6.79	G-N Zone
Incl	156.75	157.35	0.60	12.52
	158.85	160.65	1.80	1.05
CE-08-06	No material values				Approximately 2km west of 2008 main drill area
CE-08-07	253.60	256.00	2.40	8.64	G-N Zone
Incl	254.40	255.45	0.65	28.82
	291.00	293.05	2.05	1.19	Breccia vein (another G-N)
Incl	291.85	292.30	0.45	4.87
CE-08-08	196.95	198.70	1.75	1.84	G-Mid Zone
	207.30	209.35	2.05	2.63	G-Mid Zone
Incl	207.30	208.10	0.80	5.90
CE-08-09	No material values				Approximately 2km west of 2008 main drill area
CE-08-10	74.60	76.30	1.70	3.61	G-S Zone
Incl	74.60	75.00	0.40	13.85	Veining with heavy pyrite
	118.00	120.55	2.55	1.00	G-Mid Zone
	150.85	152.50	1.65	4.58	G-N Zone
Incl	151.30	152.00	0.70	8.69
CE-08-11	290.35	292.10	1.75	1.55	G-Mid Zone
	293.80	295.50	1.70	1.81	G-Mid Zone
	297.15	300.25	3.10	6.84	G-Mid Zone
Incl	298.00	298.30	0.30	13.80	Increased pyrrhotite
	316.90	320.60	3.70	1.97	G-N Zone

Based on the assumed azimuth of 260 degrees and south dip of 60-70 degrees, the true thickness of the zones is estimated to be in the order of 75-85% of intersection thickness.

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

The 12 diamond drill holes covered 4,470 metres and were directed at a 14.5 kilometre block of claims located contiguous to the east of Aurizon’s existing Casa Berardi mining operations. The program was designed to investigate areas of interest detected by previous operators.  Lake Shore also has under option from Aurizon a 15 kilometre length block of claims located contiguous to the west of the Casa Berardi mining operations. The western block is also contiguous with the Burntbush property and along strike of the Blakelock property, both located in Ontario and covering 60 kilometres of strike and 100%-owned by Lake Shore.

The main area of drilling comprised ten holes centered 7.5 kilometres east north-east of Aurizon’s Casa Berardi East Mine and Mill Complex.  Holes were drilled north along sections approximately 100-metres apart with one to two holes per section.  Two additional holes were drilled two kilometres to the west of this area. In addition, 79 reverse circulation (“RC”) holes were simultaneously completed over the eastern claim block.

Mineralization encountered by Lake Shore occurs within sediments located north of a mafic volcanic package.  Gold is associated with quartz-carbonate veining and sulphides.  Better mineralization displays sericite alteration and occasionally albitization and the presence of increased sulphides including pyrite, pyrrhotite and especially arsenopyrite.

Reverse Circulation drilling program

The 79-hole RC drill program was designed to both define new targets by testing new areas as well as following up on areas of interest detected through the compilation of previous data. In addition, 173 bed rock samples were collected during the RC program with samples analyzed for gold by a FA-AA method and a trace multi-element ICP analytical method.

Two gold dispersal trains were determined to occur near the northern mafic volcanic-sediment contact east of the Theo River.  The first gold train comprises three holes and occurs south of western diamond drill holes CE-08-06 and CE-08-09.  The second gold train occurs east of Lac Germain and 5.1 kilometres along trend and east of the main 2008 diamond drill program conducted by Lake Shore Gold. Both gold dispersal trains offer new drill targets near the northern volcanic-sedimentary boundary.

Quality Control

Lake Shore has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core.  Assays have been completed using a standard fire assay with an atomic absorption finish on a 30 gram aliquot.  Samples returning greater than one gram per tonne were re-analyzed by a fire assay – gravimetric finish on a 50 gram aliquot.  Samples containing visible gold or returning greater than 5.00 grams per tonne were re-analyzed using the pulp metallic method.  NQ size drill core is saw cut and half the drill core is sampled in standard intervals.  The remaining half of the core is stored in a secure location.  The drill core is transported in security-sealed bags to Laboratoire Expert Inc, Rouyn-Noranda, Québec.

The Company has been advised by Lake Shore that William Wyachison, P.Geo, is the qualified person ("QP") retained by Lake Shore for the optioned Casa Berardi properties and who has prepared or supervised the preparation of the scientific or technical information for the property in this news release.

While the scientific and technical information contained in this news release has been reviewed on behalf of Aurizon by Mr. Martin Demers, P.Geo., the Company’s Exploration Manager, a qualified person as defined by National Instrument 43-101, Mr. Demers has  not verified all of the data which forms the basis for the reported scientific and technical information.

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Forward-looking Statements

Certain statements in this press release relating to exploration results and planned exploration at the Casa Berardi property are "forward-looking statements" within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.  These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or materials or supplies.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting, Aurizon and its business is available under the company’s regulatory filings which are posted on sedar at www.sedar.com.

For Further Information Please Contact:

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

Figure 1

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

Figure 2

630000
635000
640000
5495000
5490000
N
CANTON RAYMOND
CANTON PUISEAUX
Lac Raymond
2008 Main
Diamond Drilling
2008 West
Diamond Drilling
RC Gold Train 2
RC Gold Train 1
Lac Germain
CANTON CASA-BERARDI
CANTON ESTREES
Legend
LSG 2008 DIAMOND DRILL HOLE COLLAR
G ZONES
0 0.5 1 2
Kilometers
Projection: NAD_1983_UTM_Zone_17N
LAKE SHORE
GOLD CORP.

# CASA BERARDI PROJECT
# 2008 DIAMOND DRILLING MAP

W. Waychison, P.Geo

October 3 , 2008

press_rel_oct2008_ddh_prop_loc_letter.mxd

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

Figure 3.

634500
635000
635500
5494500
5494000
N
500 meters
CANTON RAYMOND
CANTON CASA-BERARDI
G-N
G-MID
G-S
Open
Open
CE-08-02
CE-08-05
CE-08-10
84724-0
(INCO)
CE-08-07
CE-08-08
CE-08-08A
CE-08-01
CE-08-03
CE-08-11
CE-08-04
Sediments
Volcanics
Sediments
Volcanics
Legend
LSG 2008 DIAMOND DRILL HOLE COLLAR
Historical Diamond Drill Hole Collar (INCO)
G ZONES
0 0.03 0.06 0.12
Kilometers
Projection: NAD_1983_UTM_Zone_17N
LAKE SHORE GOLD CORP.
CASA BERARDI PROJECT
2008 DIAMOND DRILLING
MAIN AREA MAP
W. Waychison, P.Geo
October 3 , 2008
press_rel_oct2008_ddh_main_loc_letter.mxd

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

Figure 4.

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

Figure 5

SURFACE
500 metres
4.58/1.65m
5.09/3.46m
6.84/3.1m
1.97/3.7m
4.9/1.97m
4.22/2.8m
8.29/2.66m
3.08/3.16m
4.14/3.35m
7.11/1.9m
11.11/2.24m
8.58/10.4m
8.64/2.4m
Legend
geochem Au value
> 1gpt/1.5m(value not shown)
gpt/m where >7 gm x m(ie 3.5gpt x2m equivalent)
gpt/m where >18 gm x m(ie 6gpt x3m equivalent)
gpt/m where >30 gm x m(ie 10gpt x3m equivalent)
G-N Zone
G-mid Zone
G-S Zone
0
100m
+/- 150 metres
LAKE SHORE
GOLD CORP
CASA BERARDI PROJECT
COMPOSITE LONGITUDINAL
SECTION LOOKING NORTH
G ZONES

Aurizon Mines Ltd.

News Release - October 24, 2008
New Gold Zone Discovered 7.5 Kilometres East of Casa Berardi Mine

Figure 6